SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

April 8, 2005

The Registrant is pleased to announce that it has entered into a Strategic Alliance Agreement between Minco Mining & Metals Corporation, its subsidiary, Minco Silver Corporation and  Silver Standard Resources Inc. dated October 4, 2004.  The Registrant has filed the Strategic Alliance Agreement via SEDAR on April 8, 2005.

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (MMM:TSX).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.

2.

Exhibits

2.1

Strategic Alliance Agreement between Minco Mining & Metals Corporation, its subsidiary, Minco Silver Corporation and  Silver Standard Resources Inc. dated October 4, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    April 8, 2005

William Meyer

Director and Chairman

Exhibit 2.1

STRATEGIC ALLIANCE
AGREEMENT

THIS AGREEMENT is made the 4th day of October 2004,

BETWEEN:

MINCO MINING & METALS CORPORATION, a body corporate incorporated under the laws of the Province of British Columbia, having an office located at Suite 1980 - 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9

(“Minco”)

AND:

MINCO SILVER CORPORATION, a body corporate incorporated under the laws of the Province of British Columbia, having an office located at Suite 1980 - 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9

(“Minco Silver”)

AND:

SILVER STANDARD RESOURCES INC., a body corporate incorporated under the laws of the Province of British Columbia, having an office located at Suite 1180, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2

(“Silver Standard”)

WHEREAS:

A.

Minco Silver is a wholly owned subsidiary of Minco established to acquire and develop silver-dominant projects located in the People’s Republic of China; and

B.

Silver Standard has agreed to enter into a strategic alliance with Minco and Minco Silver for the acquisition and development of silver-dominant projects located in the People’s Republic of China on the terms contained in this agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties), Minco, Minco Silver and Silver Standard hereby agree each with the others as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions.  In this Agreement the following words have the following meanings unless otherwise indicated:

(a)

“China” means the People’s Republic of China;

(b)

“Encumbrance” means any lien, claim, charge, pledge, hypothecation, security interest, mortgage, title retention agreement, option, royalty interest or encumbrance of any nature or kind whatsoever;

(c)

“Fuwan Silver Project” means the Fuwan Silver Project located in the Guangdong Province of China as further described in Schedule A;

(d)

“Initial Public Offering” has the meaning set out in section 4.2;

(e)

“Minco-Nanling“ means Minco-Nanling, a Sino-foreign joint venture enterprise, to be formed by Minco Silver and Guangdong Geological Exploration and Development Corp. to explore and develop the Fuwan Silver Project, a copy of the Sino-Foreign Joint Venture Agreement is attached as Schedule B; and

(f)

“silver-dominant” means, in respect of any property, 50% or more of the value of the property, based on then current metal prices, is attributable to silver.

1.2

Interpretation.  For the purposes of this Agreement, except as otherwise expressly provided herein:

(a)

“this Agreement” means this Agreement, including the Schedule hereto, as it may from time to time be supplemented or amended;

(b)

all references in this Agreement to a designated Article, section, subsection, paragraph, or other subdivision, or to a Schedule, is to the designated Article, section, subsection, paragraph or other subdivision of or Schedule to this Agreement unless otherwise specifically stated;

(c)

the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, clause, subclause or other subdivision or  Schedule;

(d)

the singular of any term includes the plural and vice versa and the use of any term is equally applicable to any gender and where applicable to a body corporate;

(e)

the word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language such as “without limitation” or “but not limited to” or other words of similar import are used with reference thereto);

(f)

except as otherwise provided, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or such regulations;

(g)

the headings to the Articles and clauses of this Agreement are inserted for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(h)

the parties acknowledge that this Agreement is the product of arm’s length negotiation between the parties, each having obtained its own independent legal advice, and that this Agreement shall be construed neither strictly for, nor strictly against, any party irrespective of which party was responsible for drafting this Agreement; and

(i)

the representations, warranties, covenants and obligations of Minco and Minco Silver in this Agreement shall be and be deemed to be made or incurred jointly and severally by each of them.

1.3

Schedule.  The following schedules are incorporated into this Agreement by reference:

Schedule	Description
Schedule A	Fuwan Silver Project
Schedule B	Sino-Foreign Joint Venture Agreement

ARTICLE 2
SILVER FOCUS

2.1

Silver Projects.  Minco shall acquire silver-dominant projects in China only through Minco Silver.  All silver-dominant projects located in China that are brought to the attention of Minco shall be referred to Minco Silver.  Silver Standard shall not actively explore for, or seek out, silver-dominant projects located in China, but shall be entitled to acquire interests in silver-dominant projects located in China that are brought to its attention on an unsolicited basis.

2.2

Minco Silver.  Minco Silver’s primary purpose shall be to explore for and acquire silver-dominant projects located in China in order to develop a significant silver resource portfolio.

2.3

Fuwan Silver Project.  Minco has assigned all of its rights in and to the Fuwan Silver Project, being the right to acquire a 70% interest in Minco-Nanling, and all of its China silver exploration data to Minco Silver, in exchange for 14 million common shares of Minco Silver.

2.4

Marketing.  Following the completion of the Initial Public Offering, Silver Standard shall assist Minco Silver with its investor relations and marketing programs.

2.5

Silver Opportunities – Minco and Minco Silver.  In the event a silver-dominant property is brought to the attention of either Minco or Minco Silver and Minco Silver determines not to acquire an interest in the property, Minco or Minco Silver, as the case may be, shall provide Silver Standard with the opportunity to acquire an interest in the property prior to providing the opportunity to third parties.

2.6

Silver Opportunities – Silver Standard.  In the event a silver-dominant property is brought to the attention of Silver Standard and Silver Standard determines not to acquire an interest in the property, Silver Standard shall provide Minco Silver with the opportunity to acquire an interest in the property prior to providing the opportunity to third parties.

ARTICLE 3
MINCO SILVER GOVERNANCE

3.1

Board of Directors.

(a)

Non-Reporting Issuer – Prior to Minco Silver becoming a reporting issuer in any province of Canada or a registrant in the United States, Minco Silver shall have a board of directors comprised of five directors, two of whom shall be nominated by Minco, one of whom shall be nominated by Silver Standard and two of whom shall be independent of Minco and Silver Standard.  As shareholders of Minco Silver, each of Minco and Silver Standard shall vote their shares of Minco to elect as directors of Minco Silver the nominees of Minco and the nominees of Silver Standard as provided in this section.  In the event any director is replaced, resigns, or is otherwise removed, such director shall be replaced by a nominee of Minco where Minco originally proposed the nomination of the said director, and by a nominee of Silver Standard where Silver Standard originally proposed the nomination of the said director.

(b)

Reporting Issuer – On and after Minco Silver becoming a reporting issuer in any province of Canada or a registrant in the United States and for so long as management of Minco Silver is provided by Minco, management of Minco Silver shall nominate for election as directors of Minco Silver five persons, two of whom shall be representatives of Minco, one of whom shall be a representative of Silver Standard and two of whom shall be independent of Minco and Silver Standard.  As shareholders of Minco Silver, each of Minco and Silver Standard shall vote their shares of Minco to elect as directors of Minco Silver the representatives of Minco and the representatives of Silver Standard as provided in this section.  In the event any director is replaced, resigns, or is otherwise removed, such director shall be replaced by a representative of Minco if such director is a representative of Minco and by a representative of Silver Standard if such director is a representative of Silver Standard.

3.2

Management of Minco Silver.  Subject to the discretion of the board of directors of Minco Silver, management of Minco Silver shall be provided by Minco on commercially reasonable terms.

ARTICLE 4
FINANCINGS

4.1

Seed Financings.  Following the assignment of the Fuwan Silver Project by Minco to Minco Silver, Minco Silver shall complete an offering (the “Seed Financing”) of six million special warrants at a price of $0.50 per special warrant.  Silver Standard shall subscribe for four million of the six million special warrants and the remaining two million special warrants shall be offered to persons who are not members of the public.  Each special warrant will entitle the holder, upon the exercise or deemed exercise thereof and without payment of any additional consideration therefore, to be issued one (1) common share in the capital of Minco Silver.  The proceeds of the Seed Financing shall be used to make the milestone payment for the Fuwan Silver Project, for exploration of the Fuwan Silver Project, for the acquisition and exploration of other silver projects in China and working capital.  Minco Silver shall not complete any additional financings prior to the Initial Public Offering without the prior consent of Silver Standard.

4.2

Initial Public Offering.  As soon as reasonably possible after the completion of the seed financing, Minco Silver shall complete an initial public offering of its securities on the TSX Venture Exchange or the Toronto Stock Exchange or apply for a listing, without a concurrent offering, on the TSX Venture Exchange or the Toronto Stock Exchange (in either event, the “Initial Public Offering”).

4.3

Preferential Purchase Rights.  Silver Standard shall be entitled at its sole election to acquire such number of common shares in the Initial Public Offering as is required to increase its interest in Minco Silver up to 30% of the issued and outstanding shares of Minco Silver.  Following the Initial Public Offering, Silver Standard shall be entitled at its sole election to participate in all future offerings of common shares of Minco Silver to maintain its interest of up to 30% of the issued and outstanding shares of Minco Silver or increase its interest to up to 30% of the issued and outstanding shares of Minco Silver.  The foregoing preferential purchase right will expire 10 years from the date of this agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1.

Representations and Warranties of Minco and Minco Silver.  Minco and Minco Silver represent and warrant to Silver Standard that:

(a)

each of Minco and Minco Silver is duly incorporated and is a valid and subsisting company under the laws of its jurisdiction of incorporation;

(b)

the execution, delivery and performance of this Agreement and the agreements and transactions contemplated herein are within the corporate power and authority of each of Minco and Minco Silver and have been duly authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of each of Minco and Minco Silver, enforceable in accordance with its terms, subject only to the following qualifications:

(i)

an order of specific performance and an injunction are discretionary remedies and, in particular, may not be available where damages are considered an adequate remedy; and

(ii)

enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors’ rights;

(c)

the authorized share capital of Minco Silver consists of an unlimited number of common shares, of which 14 million common shares are duly and validly issued and outstanding, as fully paid and non-assessable, and are registered in the name of and beneficially owned by Minco (the “Minco Shares”);

(d)

other than as disclosed to Silver Standard prior to the date hereof, the Minco Shares represent all of the issued and outstanding shares in the capital of Minco Silver and no person has any agreement, right or option, present or future, contingent, absolute or capable of becoming an agreement, right or option or which with the passage of time or the occurrence of any event could become an agreement, right or option:

(i)

to require Minco Silver to issue any further or other shares in its capital or any other security convertible or exchangeable into shares in its capital or to convert or exchange any securities into or for shares in the capital of Minco Silver;

(ii)

for the issue or allotment of any unissued shares in Minco Silver’s capital, other than as provided under sections 4.1 and 4.2; or

(iii)

to require Minco Silver to purchase, redeem or otherwise acquire any of the issued and outstanding shares in the capital of Minco Silver;

(e)

none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i)

conflict with or violate any provision of any Law applicable to either of Minco or Minco Silver;

(ii)

conflict with any of the terms, conditions or provisions of the Charter Documents of either of Minco or Minco Silver;

(iii)

conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which either of Minco or Minco Silver is a party or by which either of them is bound or to which the property of either of them is subject; or

(iv)

result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by either of Minco or Minco Silver or in the creation of any Encumbrance upon any material assets of either of Minco or Minco Silver under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other Person any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award;

(f)

no authorization, approval, order, license, permit or consent of any governmental authority, regulatory body or agency, including any governmental department, commission, bureau, board or administrative agency or court, and no registration, declaration or filing by Minco or Minco Silver with any such governmental authority, regulatory body or agency or court is required in connection with the execution, delivery or performance of this Agreement by Minco or Minco Silver;

(g)

at the date hereof, Minco Silver does not have any assets or any debts or other obligations, other than as described in this Agreement;

(h)

the Fuwan Silver Project at the date hereof is comprised of the mineral property interests described in Schedule A and Minco-Nanling shall have access to the Fuwan Silver Project from publicly dedicated roads and the use of the property surface for its exploration and development;

(i)

Subject to the approval from the government of China, Minco-Nanling shall be the legal and beneficial owner of a 100% interest in the Fuwan Silver Project and have the exclusive right to explore, develop and mine the Fuwan Silver Project and, on completion of the assignment provided for in section 2.3, Minco Silver shall have the right to acquire a 70% interest in Minco-Nanling;

(j)

Subject to the approval from the government of China, Minco-Nanling shall have good and marketable title to the Property, free and clear of all Encumbrances, other than legislated government royalties, the mineral rights that comprise the Fuwan Silver Project shall be registered in the name of and beneficially owned by Minco-Nanling and, except as contemplated herein, no person has any agreement, right or option, present or future, contingent, absolute or capable of becoming an agreement, right or option or which with the passage of time or the occurrence of any event could become an agreement, right or option to acquire the Fuwan Silver Project or an interest, including a burden on production, in the Fuwan Silver Project;

(k)

the mineral rights and other interests comprising the Fuwan Silver Project are valid and in good standing under the laws of China, have been initiated and maintained in compliance with all applicable laws and regulations and are not in conflict with any rights of others; and

(l)

to the best of their knowledge, Minco and Minco Silver have advised Silver Standard of all material information relating to the Property.

5.2.

Representations and Warranties Silver Standard.  Silver Standard represents and warrants to Minco that:

(a)

Organization and Good Standing of Silver Standard – Silver Standard is duly incorporated and is a valid and subsisting company under the laws of its jurisdiction of incorporation; and

(b)

Authority and Enforceability – the execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of Silver Standard and have been duly authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of Silver Standard, enforceable in accordance with its terms, subject only to the following qualifications:

(i)

an order of specific performance and an injunction are discretionary remedies and, in particular, may not be available where damages are considered an adequate remedy; and

(ii)

enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors’ rights.

(c)

none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i)

conflict with or violate any provision of any Law applicable to Silver Standard;

(ii)

conflict with any of the terms, conditions or provisions of the Charter Documents of Silver Standard; or

(iii)

conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which Silver Standard is a party or by which either of them is bound or to which the property of either of them is subject.

ARTICLE 6
NOTICE

6.1

Notice.  Any notice or other writing required or permitted to be given hereunder or for the purposes hereof shall be sufficiently given if delivered or telecopied to the party to whom it is given addressed to such party at:

If to Silver Standard at:

Suite 1180, 999 West Hastings Street

Vancouver, British Columbia

V6C 2W2

Attention:

President
Fax Number:     (604) 689-3847

If to Minco at:

Suite 1980 - 1055 West Hastings Street

Vancouver, British Columbia

V6E 2E9

Attention:

President
Fax Number:      (604) 688-8030

If to Minco Silver at:

Suite 1980 - 1055 West Hastings Street

Vancouver, British Columbia

V6E 2E9

Attention:

President
Fax Number:      (604) 688-8030

or to such other address as the party to whom such writing is to be given shall have last notified to the other parties in the manner provided in this clause.  All notices shall be delivered or telecopied.  Any notice delivered or telecopied to the party to whom it is addressed shall be deemed to have been given and received on the business day next following the day it was delivered or telecopied.

ARTICLE 7
GENERAL

7.1

Relationship.  The relationship between the parties is that of independent contractors.  Nothing contained herein shall be construed to imply a joint venture or principal and agent relationship between the parties and no party shall have any right, power or authority to create any obligation, express or implied on behalf of the other party in connection with the performance hereunder.

7.2

Entire Agreement.  This Agreement shall represent the entire understanding between the parties with respect to each Property and supersedes all prior agreements and understandings, oral or written, by and between the parties with respect to the subject matter hereof, including, without limitation, the letter of understanding dated September 16, 2004.  No representations or inducements have been made save as herein set forth. No changes, alterations or modifications of this Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto.

7.3

Rule Against Perpetuities.  If any right, power or interest held by or to be acquired by any party under this Agreement would violate the rule against perpetuities, then such right, power or interest shall terminate after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of the execution of this Agreement.

7.4

Further Assurances.  Each party shall at any time and from time to time, upon the request of the other party, execute and deliver such further documents and do such further acts and things as the other party may reasonably request in order to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement.

7.5

Assignment.  Neither party shall assign this Agreement or any of its rights hereunder.

7.6

Time of Essence.   Time shall be of the essence of this Agreement.

7.7

Jurisdiction.  The terms of this Agreement shall be interpreted or construed in accordance with, and governed by, the laws of British Columbia without reference to its conflict of law rules.

7.8

Fax and Counterparts.  This Agreement, or any amendment to it, may be executed in multiple counterparts, each of which will be deemed an original agreement, and facsimile signatures shall be effective as original signatures.  All counterparts and adopting instruments shall be construed together and shall constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

MINCO MINING & METALS CORPORATION Per: Dr. Ken Z. Cai	MINCO SILVER CORPORATION Per: Dr. Ken Z. Cai

SILVER STANDARD RESOURCES INC. Per: Robert A. Quartermain

SCHEDULE A
Fuwan Silver Project

The Fuwan Silver Project is comprised of the following interests:

1.

Fuwan Silver Project exploration permit covering 0.79 square kilometers;

2.

subject to the approval of the government of China, the application filed by Minco China for an exploration permit covering an area of 200 square kilometers surrounding the Fuwan Silver Project exploration permit; and

3.

a minimum 51% interest in the portion of the Fuwan Silver ore body that is covered by the Changkeng Gold project exploration permit.

   SCHEDULE B
Sino-Foreign Joint Venture Agreement